March 2003

NOTICE TO FORMER SHAREHOLDERS OF

ALBERTA ENERGY COMPANY LTD.

Dear Shareholder:

     You have received the enclosed package of documents because your name appears on a list of former registered owners of common shares of Alberta Energy Company Ltd. (“AEC”).

     As a result of the merger between EnCana Corporation (formerly known as PanCanadian Energy Corporation) and AEC on April 5, 2002, the shares of AEC were exchanged into common shares of EnCana Corporation (“EnCana”) (1 AEC common share equals 1.472 EnCana common shares). However, your share certificates representing common shares of AEC have not been received for exchange into EnCana share certificates.

     As a former registered holder of common shares of AEC, you are entitled to vote in person or by proxy at the Annual and Special Meeting of Shareholders of EnCana to be held in Calgary, Alberta on April 23, 2003, subject to any adjournment (the “Meeting”) as described in the enclosed Information Circular.

     A form of proxy (the Green form) is enclosed for your use. You are asked to complete and return it so that the proxy is received by the Transfer Agent and Registrar, CIBC Mellon Trust Company (“CIBC Mellon”), no later than 3:00 p.m. (Calgary time) on April 21, 2003. Please refer to the back of the form of proxy for voting instructions.

     We encourage you to contact CIBC Mellon, as soon as possible, to exchange your AEC certificates for EnCana certificates. Following the exchange, CIBC Mellon will also forward to you the dividends that have been paid by EnCana since the merger.

Contacts	By Mail:	CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9

	By Phone:	Answerline:
1-800-387-0825 (toll free in North America) or 416-643-5500

	By Facsimile:	416-643-5501

	By Internet:	inquiries@cibcmellon.com

	Website:	www.cibcmellon.com